UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 13, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nautilus, Inc.

File No. 001-31321 - CF# 26960

_____

      Nautilus, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 16, 2010.

      Based on representations by Nautilus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.2   through June 11, 2012

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel